UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14f-1

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                     THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                 -----------------------------------------------


                                 Forex365, Inc.
                                 --------------
             (Exact Name of Registrant as Specified in its Charter)

             Nevada                                            85-0290243
-------------------------------                             --------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                             Identification No.)

                                190 Lakeview Way
                              Vero Beach, FL 32963
              (Address of Principal Executive Offices and Zip Code)

                                 (772) 231-7544
              (Registrant's Telephone Number, including Area Code)
                 -----------------------------------------------


                                 March 26, 2010

                                 Forex 365, Inc.
                                 ---------------
                                190 Lakeview Way
                            Vero Beach, Florida 32963
                                 (772) 231-7544

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                 SCHEDULE 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 March 26, 2010


                       INTRODUCTION AND CHANGE OF CONTROL

     This Information Statement (this "Information Statement"), is being furnished to all holders of record of common stock, par value $0.001 per share (the "Common Stock"), of Forex365, Inc., a Nevada corporation ("Forex", "we", "our" or the "Company") at the close of business on March 24, 2010 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Forex's Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being distributed on or about March 26, 2010.

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     On March 25, 2010, Mr. Kevin R. Keating ("Keating" or "Mr. Keating"), Lionsridge Capital, LLC, an Illinois limited liability company ("LC"), Garisch Financial, Inc., an Illinois corporation ("GFI") and Capital Soldier Limited, a corporation organized in the British Virgin Islands (the "Purchaser") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Mr. Keating, LC and GFI (collectively, the "Sellers") will sell to the Purchaser, and the Purchaser will purchase from the Sellers, an aggregate of 23,830,000 shares of Common Stock (the "Shares"), which Shares represent 95.87% of the issued and outstanding shares of Common Stock. The aggregate purchase price for the Shares is $295,330, or approximately $0.0124 per share. In connection with the Purchase Agreement, the Purchaser has agreed to pay at the closing of the transactions under the Purchase Agreement ("Closing"), certain obligations of the Company in an aggregate amount of $44,670 ("Designated Obligations").

     The table below sets forth the number of shares of the Company's common stock owned by each Seller as of March 24, 2010, the number of shares of the Company's common stock to be sold by each Seller under the Purchase Agreement and the number of shares of the Company's common stock that will be owned by each Seller immediately following the Closing.



                                                                                                Number of Shares of
                                                                   Number of Shares of           Common Stock to be
                                          Number of Shares          Common Stock to be            Owned after the
                                           of Common Stock            Sold under the               Closing of the
          Name of Seller                   Currently Owned          Purchase Agreement           Purchase Agreement
------------------------------------      ------------------       ---------------------       -----------------------

         Kevin R. Keating                    16,630,000                 16,630,000                       0
      Lionsridge Capital, LLC                 5,000,000                 5,000,000                        0
      Garisch Financial, Inc.                 2,200,000                 2,200,000                        0


     Under the Purchase Agreement, Mr. Keating and LC have agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the Closing. Mr.
Keating's obligations to indemnify are limited to a maximum payment of $100,000, and LC's obligations to indemnify are limited to a maximum payment of $50,000.
Any claims for indemnity must be made prior to the expiration of six months following the Closing.

     It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") or the date of mailing of this Information Statement to the Company's shareholders. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director and officer of the Company will resign effective upon the Closing, (ii) the existing director will appoint the designee of the Purchaser, Cui Xiaowei, to serve as the director of the Company, and (iii) the existing sole director will appoint
Cui Xiaowei to serve as the President, the Chief Financial Officer and Secretary of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the "Change of Control"). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 95.87% of the issued and outstanding Common Stock.

     As of March 24, 2010, the Company had 24,857,647 shares of Common Stock issued and outstanding and no shares of preferred stock, par value $0.001 per share, issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of Forex will have the opportunity to vote with respect to the election of directors at the next annual meeting of Forex shareholders.

                             DIRECTORS AND OFFICERS
                         PRIOR TO THE CHANGE OF CONTROL

     The following table sets forth information regarding the Company's executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.


              Name                       Age                         Position
----------------------------------   ------------  ---------------------------------------------

        Kevin R. Keating                 70        Chief Executive Officer, Chief Financial
                                                   Officer, President, Secretary and Treasurer
                                                                      and Director


     Mr. Keating has served as a director of the Company since November 15, 2007. Mr. Keating was appointed Chief Executive Officer, Chief Financial
Officer, President, Secretary and Treasurer effective November 16, 2007. Mr.
Keating is the Managing Member of Vero Management, LLC, which provides managerial, administrative, and financial consulting services for micro-cap public companies, including the Company.


                                       2



     For more than 40 years he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First
Boston Corporation in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice
President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the
President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock
Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the investment needs of high net worth individual investors.

                              CORPORATE GOVERNANCE

Committees of the Board of Directors

     The Board does not have any committees at this time.

     The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates' resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

     Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company's independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a "listed company" under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

     The Board has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.
Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

     The Board does not have a compensation committee and is not required to have such a committee because the Company is not a "listed company" under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

     The Board has determined that the current directors of the Company are not "independent" directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

     There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the


                                       3



Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

     The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees.
The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Mr.
Keating.

Meetings of the Board of Directors and Committees

     The Board took a number of actions by written consent of all of the directors during the year ended June 30, 2009. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company's by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

     To the Company's knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

                           RELATED PERSON TRANSACTIONS

     Commencing July 1, 2004, the Company's Board of Directors approved a consulting fee of $3,500 per month payable to its former director and Chief
Executive Officer, Leon Leibovich, for consulting services rendered to the Company for financial and administrative matters and for assisting the Company in identifying an operating company for a potential business combination. The
Company recorded expenses for these consulting services of $13,500 and $42,000 during the fiscal years ended June 30, 2008 and 2007, respectively. On November
14, 2007, the Company entered into a Settlement and Release Agreement with Leon
Leibovich, which provided that for the partial payment, at the closing of the sale of the Shares by the Company, of certain consulting fees earned by Leon
Leibovich for consulting services rendered to the Company from July 2004 to October 2007. As part of the settlement of such consulting fees, Leon Leibovich agreed to accept $68,542 ("Settlement Amount") in full and complete payment of $140,000 of unpaid consulting fees. As part of the Settlement Agreement, Leon
Leibovich also agreed to release the Company from all claims and to indemnify the Company from any loss, cost or expense incurred by the Company up to a maximum of $12,500 for a period of 4 months following the closing of the sale of the Shares. In accordance with the Settlement Agreement, the Company paid
$56,042 to Leon Leibovich at the closing of the sale of the Shares and withheld
$12,500 from the Settlement Amount payable to Leon Leibovich, which withheld amount will be paid to Leon Leibovich at the end of the 4-month period, subject to any claims for indemnity. On October 22, 2008, in accordance with the terms of the Settlement Agreement, the Company paid $12,500 to Leon Leibovich in full payment of the amount that had been withheld from the initial payment of the Settlement Amount to satisfy potential claims for indemnity.

     On May 5, 2008, the Company entered into a revolving loan agreement with Vero Management, L.L.C. ("Vero"). Pursuant to this agreement, the Company borrowed $10,500 from Vero on May 5, 2008. The Company was required to repay the outstanding advances in full on or before June 30, 2008. The loan bears interest


                                       4



at a rate of 6% per annum. The loan was used by the Company to pay professional fees. Mr. Keating, the Company's Chief Executive Officer, Chief Financial
Officer, President, Secretary and Treasurer and a director, is the sole member and manager of Vero. The Company paid the Vero loan on June 27, 2008 from the proceeds of the sale of shares to Mr. Keating and LC. Vero waived any payment of accrued interest on the loan.

     On June 25, 2008, the Company issued 16,000,000 shares of common stock to Mr. Keating and 5,000,000 shares of common stock to LC. These shares were sold by the Company for an aggregate purchase price of $210,000, or $0.01 per share.
The shares have certain registration rights. The proceeds from the sale of these shares were used by the Company to pay certain liabilities and obligations of the Company.

     On June 26, 2008, the Company issued 630,000 shares of common stock to Mr.
Keating for consulting services rendered to the Company, which services were valued at $6,300, or $0.01 per share. On June 26, 2008, the Company issued
2,200,000 shares of common stock to GFI, which consulting services were valued at $22,000, or $0.01 per share. GFI and LC are both controlled by Frederic M.
Schweiger.

     Effective July 1, 2008, the Company entered into a management agreement
("Management Agreement") with Vero under which Vero has agreed to provide a broad range of managerial and administrative services to the Company including, but not limited to, assistance in the preparation and maintenance of the Company's financial books and records, the filing of various reports with the appropriate regulatory agencies as are required by State and Federal rules and regulations, the administration of matters relating to the Company's shareholders including responding to various information requests from shareholders as well as the preparation and distribution to shareholders of relevant Company materials, and to provide office space, corporate identity, telephone and fax services, mailing, postage and courier services for a fixed fee of $3,000 per month, for an initial period of twelve months. The agreement may be terminated by either party in writing during the initial twelve months.
At the end of the initial twelve month term, the agreement will continue to remain in effect until terminated in writing by either party. Mr. Keating, the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and sole director is the sole member and manager of Vero.
Effective July 1, 2009, the Company and Vero reduced the monthly fee under the Management Agreement from $3,000 to $1,000.

     On January 9, 2009, Vero entered into a revolving loan agreement with the Company under which Vero has agreed to advance the Company up to $14,000 from time to time to provide the Company with working capital. On January 9, 2009, the Company received an initial advance from Vero totaling $7,000. On August 13, 2009, the Company received an additional advance from Vero totaling $2,500. On
January 8, 2010, the Company received an additional advance under its revolving loan from Vero totaling $3,500. Vero is owned and controlled by Mr. Keating, the Company's sole officer and director and a principal stockholder of the Company.

     On January 9, 2009, LC entered into a revolving loan agreement with the Company under which LC has agreed to advance the Company up to $6,000 from time to time to provide the Company with working capital. On January 9, 2009, the Company received an initial advance from LC totaling $3,000. On August 19, 2009, the Company received an additional advance from LC totaling $1,500. On January
8, 2010, the Company received an additional advance from LC totaling $1,500. LC is a principal stockholder of the Company. LC is owned and controlled by Frederic M. Schweiger.

     At the Closing, Keating Investments, LLC will receive $25,000 in consulting fees for services rendered to the Company in connection with the transactions under the Purchase Agreement.

     Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.
The Company is currently not a subsidiary of any company.

     The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal


                                       5



standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

                             DIRECTORS AND OFFICERS
                           AFTER THE CHANGE OF CONTROL

     It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and the following person will be appointed as the new officer and director of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

            Name                      Age                 Position
-------------------------------   ------------  -----------------------------------

        Cui Xiaowei                   28        President, Chief Financial Officer,
                                                Secretary and Director


     Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

     Cui Xiaowei, Director, President, Chief Financial Officer and Secretary.
Cui Xiaowei is the principal shareholder, the President and a director of the Purchaser. He has been the President and a director of the Purchaser since
February 2010. From 2009 to the present, Cui Xiaowei has been studying political economics in Nanjing, but he has not earned any college degrees. From December
2000 to November 2008, Cui Xiaowei served in the Chinese Army.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains information regarding the beneficial ownership of our Common Stock as of March 24, 2010 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of March 24, 2010, there are 24,857,647 shares of common stock issued and outstanding.

                                                        Number of Shares
                 Name and Address                      Beneficially Owned                 Percent of Shares
                 ----------------                      ------------------                 -----------------
   Kevin R. Keating (1)                                    16,630,000                          66.90%
   190 Lakeview Way
   Vero Beach, Florida 32963

   Lionsridge Capital, LLC (2)                              5,000,000                          20.11%
   c/o Frederic M. Schweiger, Manager
   2395 Woodglen Drive
   Aurora, Illinois 60502

   Garisch Financial, Inc. (3)                              2,200,000                           8.85%
   c/o Frederic M. Schweiger, President
   2395 Woodglen Drive
   Aurora, Illinois 60502


                                       6


                                                        Number of Shares
                 Name and Address                      Beneficially Owned                 Percent of Shares
                 ----------------                      ------------------                 -----------------
   Frederic M. Schweiger (4)                                7,200,000                          28.96%
   2395 Woodglen Drive
   Aurora, Illinois 60502

   All  Executive  Officers  and  Directors as a           16,630,000                          66.90%
   group


(1) Mr. Keating has served as a director of the Company since November 15, 2007. Mr. Keating was appointed Chief Executive Officer, Chief Financial
     Officer, President, Secretary and Treasurer effective November 16, 2007.

(2) The beneficial interest of LC includes 5,000,000 shares of the Company's common stock owned directly LC. LC is owned and managed by Frederic M.
     Schweiger.

(3) The beneficial interest of GFI includes 2,200,000 shares of the Company's common stock owned directly GFI. GFI is owned and controlled by Frederic M.
     Schweiger.

(4) Frederic M. Schweiger has voting and investment control over the securities owned by GFI and LC. Therefore Frederic M. Schweiger may be deemed a beneficial owner of 7,200,000 shares of the Company's common stock.

     Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.


                                                    Amount and Nature of
                 Name and Address                   Beneficial Ownership         Percentage of Class
                 ----------------                   --------------------         -------------------

Capital Soldier Limited                                   23,830,000                   95.87%
c/o Cui Xiaowei, Director and President
Quastisky Building
P.O. Box 4389
Road Town, Tortola
British Virgin Islands

Cui Xiaowei (1)                                           23,830,000                   95.87%
Quastisky Building
P.O. Box 4389
Road Town, Tortola
British Virgin Islands

All Directors and Officers as a Group                     23,830,000                   95.87%
(1 individual)

(1) Cui Xiaowei is the President and a director of the Purchaser and has voting and investment control over the securities owned by the Purchaser.
     Therefore, Cui Xiaowei may be deemed a beneficial owner of the 23,830,000 shares of common stock owned by the Purchaser.


                                       7



(2)  At the Closing, Cui Xiaowei will become the sole director, President, Chief
     Financial Officer and Secretary of the Company.

     Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

                             EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

     The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company's business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company currently has no formal compensation program for its executive officers, directors or employees.

     The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

     Except as set forth in the summary compensation table below, during the fiscal years ended June 30, 2007, 2008 and 2009, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

     On June 26, 2008, the Company issued Mr. Keating 630,000 shares of the
Company's common stock valued at $6,300 for consulting services provided by Mr.
Keating. Mr. Keating devotes very limited time to our affairs.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company's employees.

     As of August 11, 2009, there were no outstanding shares of preferred stock, no outstanding securities convertible into our common stock and no outstanding options or warrants to acquire our common stock.

     There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Summary Compensation Table

     The following table summarizes the total compensation paid to or earned by each of the Company's named executive officers who served as executive officers during all or a portion of the fiscal years ended June 30, 2007, 2008 and 2009.

-------------- ------- -------- -------- --------- ---------- ---------- ----------- ---------------- ---------------
     (a)        (b)      (c)      (d)      (e)        (f)        (g)        (h)            (i)             (j)
-------------- ------- -------- -------- --------- ---------- ---------- ----------- ---------------- ---------------

  Name and      Year   Salary    Bonus   Stock     Option     Non-equity Non-qualified  All Other         Total
                                                              Incentive  Deferred
                                                              Plan       Compen-satio
  Principal                              Awards    Awards     Compen-satioEarnings    Compensation     Compensation
  Position               ($)      ($)      ($)        ($)        ($)        ($)      n     ($)             ($)
-------------- ------- -------- -------- --------- ---------- ---------- ----------- ---------------- ---------------

Leon            2009     $0       $0       $0         $0      $0         $0          $0                     $0
Leibovich       2008     $0        $0      $0         $0      $0         $0          $13,500             $13,500
(former         2007     $0       $0       $0         $0      $0         $0          $42,000             $42,000
CEO)(1)


-------------- ------- -------- -------- --------- ---------- ---------- ----------- ---------------- ---------------
Kevin R.        2009     $0       $0       $0         $0      $0         $0          $0                     $0
Keating         2008     $0       $0     $6,300       $0      $0         $0          $0                   $6,300
(CEO, Pres.,    2007     $0       $0       $0         $0      $0         $0          $0                     $0
CFO, Tres.
and
Secry.)(2)
-------------- ------- -------- -------- --------- ---------- ---------- ----------- ---------------- ---------------

     (1) Commencing July 1, 2004, the Company's Board of Directors approved a consulting fee of $3,500 per month payable to its former director and Chief Executive Officer, Leon Leibovich, for consulting services rendered to the Company for financial and administrative matters and for assisting the Company in identifying an operating company for a potential business combination. The Company recorded expenses for these consulting services of $13,500 and $42,000 during the fiscal years ended June 30, 2008 and 2007, respectively. On November 14, 2007, the Company entered into a Settlement and Release Agreement with Leon Leibovich, which provided for the partial payment of certain consulting fees earned by Leon Leibovich for consulting services rendered to the Company from July 2004 to October 2007. As part of the settlement of such consulting fees, Leon Leibovich agreed to accept $68,542 in full and complete payment of $140,000 of unpaid consulting fees.

     (2) On June 26, 2008, the Company issued Mr. Keating 630,000 shares of the Company's common stock valued at $6,300 for consulting services provided by Mr. Keating.

Employment and Other Agreements

     The Company has no employment agreements or other agreements with any of its executive officers. The Company currently has no employees.

Compensation of Directors

     During the fiscal years ended June 30, 2007, 2008 and 2009, Messrs. Leibovich and Keating did not receive separate compensation for their services as a director.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received or written representations from reporting persons required to file reports under
Section 16(a), to the Company's knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended June 30, 2009 were complied with.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at www.sec.gov.


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



                                    SIGNATURE

     In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Forex365, Inc.



                                             By: /s/ Kevin R. Keating
                                                 ------------------------------
                                                 Name:   Kevin R. Keating
                                                 Title:  Chief Executive Officer

Dated:  March 26, 2010


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